October 26, 2023

Mr. Bruce Rosenberg

Treasurer

SPDR Series Trust

c/o SSGA Funds Management, Inc.

One Iron Street

Boston, Massachusetts 02210

RE:	Acquired Fund Fees and Expenses Fee Waiver and/or Expense Reimbursement Arrangement Agreement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to each series of SPDR Series Trust (the “Trust”), (each a “Fund” and collectively, the “Funds”) whose fiscal year-end is June 30, agrees to waive its management fee and/or reimburse certain expenses, for each Fund in the Trust, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from a Fund’s holdings in acquired funds for cash management purposes, if any, until October 31, 2024 (the “Expiration Date”).

This fee waiver and/or expense reimbursement (the “AFFE Fee Waiver”) set forth above: (i) supersedes any prior AFFE Fee Waiver for the Funds, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees.

SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated AFFE Fee Waivers for additional periods, including of one or more years, after the Expiration Date.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Ann M. Carpenter
Ann M. Carpenter
Chief Operating Officer

Accepted and Agreed:

SPDR SERIES TRUST,

ON BEHALF OF EACH SERIES OF THE TRUST

By:	/s/ Bruce Rosenberg
Bruce Rosenberg
Treasurer